UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 18, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

National Mentor Holdings, Inc.

File No. 333-129179 -- CF# 31193

National Mentor Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-Q filed on May 14, 2014.

Based on representations by National Mentor Holdings, Inc. that this information qualifies as matters that are contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.4 through May 15, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O’Neill
Deputy Secretary